Exhibit 99.1

OceanaGold Commences Trading on the New York Stock Exchange

VANCOUVER, BC, April 7, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") is pleased to announce the Company's common shares have commenced trading on the New York Stock Exchange ("NYSE") at market open today, Tuesday April 7, 2026, under the ticker symbol "OGC". Quotation of OceanaGold's securities on the U.S. OTC Markets has been discontinued. The Company's common shares will continue to trade in Canadian dollars on the Toronto Stock Exchange ("TSX") under the same ticker symbol, "OGC". Shareholders are not required to take any action.

NYSE OPENING BELL®
APRIL 7, 2026
OGC
LISTED
NYSE
OCEANAGOLD
OGC
LISTED
NYSE
NEW YORK STOCK EXCHANGE

Image courtesy of NYSE Group. NYSE does not recommend or endorse any investments, investment strategies, companies, products or services. (CNW Group/OceanaGold Corporation)

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws, which may include, but is not limited to, statements with respect to the trading of the Company's common shares on the NYSE. All statements other than statements of historical facts included in this news release constitute forward-looking statements. Forward-looking statements and information relate to future performance and reflect the Company's expectations regarding the execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements. They include, among others, those risk factors identified and described in more detail in the section entitled ""Risk Factors"" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators, which are available on SEDAR+ at www.sedarplus.com ca under the Company's name. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to Management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this news release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Rebecca Henare, VP, Investor Relations, Tel: +1 604-678-4095, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, VP, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 14:00e 07-APR-26